June 19, 2006

By facsimile to (202) 772-9210 and courier

Edwin Adames
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Financial Services
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	AllianceBernstein Holding L.P. (file no. 001-09818)
Form 10-K filed February 24, 2006

Dear Mr. Adames:

In regard to a telephone discussion you had earlier today with Robert H. Joseph, Jr., Chief Financial Officer of AllianceBernstein Holding L.P., I want to confirm to you that due to Mr. Joseph being out of the country this week for business, we will submit our response to the letter we received from Mr. John Nolan dated June 8, 2006 on Wednesday, June 28, 2006.

Thank you for the time extension.

Regards,

/s/ Edward J. Farrell
Edward J. Farrell
Senior Vice President and Chief Accounting Officer
AllianceBernstein Holding L.P.

cc:	John P. Nolan, Accounting Branch Chief